January 10, 2011

U.S. Securities and Exchange Commission

Division of Corporation Finance

101 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Sandy Eisen

Re:	Gastar Exploration Ltd.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 25, 2010
Form 10-Q for Fiscal Quarter Ended September 20, 2010
Filed November 4, 2010
File No. 1-32714

Ladies and Gentlemen:

Set forth below are the responses of Gastar Exploration Ltd., an Alberta corporation (“Gastar,” the “Company,” “we,” “our” or “us”) to comments (the “Comments”) received from Ms. Sandy Eisen of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) by letter dated December 23, 2010, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, filed with the Commission on March 25, 2010, and to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, filed with the Commission on November 4, 2010.

For your convenience, each response is prefaced by the exact text of the corresponding Comment in italics text.

The Company proposes to address the Commission’s Comments in its future filings with the Commission, beginning with its Annual Report on Form 10-K for the year ended December 31, 2010, and respectfully requests that it not be required to amend its Annual Report on Form 10-K for the year ended December 31, 2009 to modify the disclosure covered by the Comments.

Form 10-K for the fiscal year ended December 31, 2009

Production, Prices and Operating Expenses, page 28

1.	Please disclose average production cost for each of the last three fiscal years as required by Regulation S-K, Item 1204(b)(2).

RESPONSE:

We respectfully submit that the average production cost for each of the last three fiscal years as required by Regulation S-K, Item 1204(b)(2) is required only for our Hilltop Area in East Texas as it represents 89% of our total proved reserves at December 31, 2009, which we believe meets the definition of “field: within the meaning of Rule 4-10 of Regulation S-X. The required information for the Hilltop Area is included in the table appearing on page 3, Item 1. Business, Natural Gas and Oil Activities, of our Annual Report on Form 10-K for the fiscal year ended December 31, 2009. We will continue to disclose average production cost for each of the last three fiscal years as required by Regulation S-K, Item 1204(b)(2) in our future filings with the SEC.

U.S. Securities and Exchange Commission

January 10, 2011

Natural Gas and Oil Reserves, page 30

2.

While we understand that there are fundamentals of physics, mathematics and economics that are applied in the estimation of reserves, we are not aware of an official industry compilation of “generally accepted petroleum engineering principles” as you refer to on page 31. With a view toward possible disclosure, please explain to us the basis for concluding that such principles have been sufficiently established so as to judge that the reserve information has been prepared in conformity with such principles.

RESPONSE:

The phrase “generally accepted petroleum engineering principles” paraphrases the terminology used in the reserve report letter of our independent petroleum engineers, Netherland, Sewell & Associate, Inc. (“NSAI”), filed with our Annual Report on Form 10-K. NSAI has assisted us in furnishing the response to this Comment. Please also see the response to Comment 4.

We respectfully submit that our use of the phrase “generally accepted petroleum engineering principles” is intended to convey that our reserve estimates are to be and have been prepared using standard engineering and geoscience procedures and methods used in the petroleum industry. These procedures, methods and standards are set out in the February 19, 2007 publication of the Society of Petroleum Engineers (the “SPE”) entitled “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” (“SPE 2007 Standards”), wherein the SPE acknowledges in the foreword section thereof and in section 1.2 that there are “generally accepted engineering and evaluation principles” applicable to the estimation and auditing of oil and gas reserves. The SPE goes further in section 1.2 of SPE 2007 Standards to define the relationship between such principles and the “principles of physical science, mathematics, and economics.” A copy of the SPE 2007 Standards is available for reference at the following website:

http://www.spe.org/industry/reserves/docs/Reserves_Audit_Standards_2007.pdf

Beyond the SPE 2007 Standards, we are also not aware of a single official reference or compilation that sets out a concise list of “generally accepted petroleum engineering and evaluation principles.” We generally look to the SPE 2007 Standards, the Commission’s regulations, and other SPE publications, including SPE’s publication titled “Petroleum Resources Management System”, and use textbooks such as “Applied Petroleum Reservoir Engineering” by Craft and Hawkins and “Practical Reservoir Engineering Methods” by H.C. Slider as a basis for “generally accepted engineering and evaluation principles.”

U.S. Securities and Exchange Commission

January 10, 2011

Given our understanding that the Commission is not comfortable with the phrase “generally accepted petroleum engineering principles” when addressing engineering and/or geoscience methods and procedures, we do not intend to use such wording in our future filings with the Commission, beginning with our Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

3.

Please explain to us how you have complied with the disclosure requirements of Regulation S-K, Item 1206 regarding your present oil and gas producing activities or revise your filing to provide this disclosure.

RESPONSE:

We respectfully submit that the disclosure requirements of Regulation S-K, Item 1206 regarding our present oil and gas producing activities are included within Item 1. Business, Natural Gas and Oil Activities (pages 3 and 4) of our Annual Report on Form 10-K for the fiscal year ended December 31, 2009. All wells being drilled as of December 31, 2009 are disclosed in our Annual Report on Form 10-K for the year ended December 31, 2009 as discussed below.

Specifically, we believe the following language from Item 1. Business, Natural Gas and Oil Activities (pages 2 and 3) of our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 satisfies the requirements under Regulation S-K, Item 1206 regarding our present activities for Hilltop Area, East Texas.

“In late October 2009, we returned the contracted rig to drilling in East Texas with the spudding of the Donelson #4 well, a lower Bossier vertical test. The well was drilled to a total depth of 19,000 feet; however, while attempting to log the well, hole-stability issues arose. The well was sidetracked, and while drilling, the well experienced a significant gas kick and will have to be plugged back to approximately 15,600 feet and re-drilled to a revised total depth of 18,700 feet. This second sidetrack operation is expected to take approximately six to eight weeks and require additional costs of approximately $4.0 million gross ($2.7 million net). The revised estimate to drill and complete the Donelson #4 well is now approximately $16.5 million gross ($11.0 million net), which may, in part, be subject to reimbursement under existing well control insurance policies. Gastar has a 67% before payout working interest and an approximate 50% before payout net revenue interest in the well.”

U.S. Securities and Exchange Commission

January 10, 2011

Furthermore, we believe the following language from Item 1. Business, Natural Gas and Oil Activities (pages 2 and 3) of our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 substantially satisfies the requirements under Regulation S-K, Item 1206 regarding our present activities for Appalachia – West Virginia and Central and Southern Pennsylvania.

“In October 2009, we commenced drilling our first vertical Marcellus Shale well, the Yoho #1 well. We successfully drilled the well to a depth of 6,600 feet, which was completed and tested in January 2010. It tested at a stabilized gross rate of 1.5 million cubic feet of natural gas (“MMcf”) and 120 barrels of condensate per day, with no water production at approximately 1,000 psi of flowing tubing pressure. We currently are waiting for a connection to a pipeline and do not expect sales until late third quarter 2010.”

“For the fiscal year 2010, we currently anticipate that we will drill approximately 4 gross (2.1 net) horizontal and 2 gross (2 net) vertical Marcellus Shale wells and 7 additional shallow Devonian wells.” The “2 gross (2 net) vertical Marcellus Shale wells” disclosed here indicates that our interest in the vertical Marcellus Shale wells is 100% which additionally indicates that our present activities for Appalachia – West Virginia and Central and Southern Pennsylvania included the drilling of 1 gross (1 net well), the Yoho #1 well.”

We will continue to disclose our present oil and gas producing activities as required by Regulation S-K, Item 1206 in our future filings with the SEC.

Proved Undeveloped Reserves, page 34

4.

Please tell us whether material amounts of proved undeveloped reserves in individual fields remained undeveloped for five years or more after disclosure as proved undeveloped reserves, and if so, how you addressed the disclosure requirements per Regulation S-K, Item 1203(d).

RESPONSE:

We respectfully advise the Commission that as of December 31, 2009, there were no proved undeveloped reserves that remained undeveloped for five years or more after disclosure as proved undeveloped reserves.

Exhibit 99.1

5.

Regulation S-K, Item 1202(a)(8) specifies disclosure items pertaining to third party engineering reports. Please obtain modification of this report so that it presents justification for the term “generally accepted petroleum engineering and evaluation principles” with a citation/reference to a compilation of these principles. Alternatively, this term could be omitted.

U.S. Securities and Exchange Commission

January 10, 2011

RESPONSE:

We respectfully advise the Commission that it is our understanding that NSAI’s reference to “generally accepted petroleum engineering and evaluation principles” is based on a similar understanding and intent as we set out in our response to Comment 2 above. Based on our discussion with NSAI, we understand that their future reports, beginning with the report to be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, will omit the phrase “generally accepted petroleum engineering and evaluation principles” and NSAI will modify the sentence as follows:

“The reserves in this report have been estimated using deterministic methods; these estimates have been prepared in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (SPE Standards).”

Form 10-Q for Fiscal Quarter Ended September 30, 2010

Financial Statements

Notes to Condensed Consolidated Financial Statements

3 – Property, Plant and Equipment, page 6

6.

Please expand your disclosures to explain why exploration activities in East Texas and Marcellus Shale have been extended and/or have not proceeded as planned. In this regard, we note that your disclosed timeframe of six and ten years, respectively, has remained unchanged in your periodic filings for over a year.

RESPONSE:

We respectfully acknowledge the Commission’s comment and will, in future filings beginning with our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, include expanded disclosures to explain any changes to our development timetable, including as to our exploration activities in East Texas and Marcellus Shale, under “Business” and/or “Management’s Discussion and Analysis”, as appropriate. We believe that our successful drilling activity during 2010 in East Texas expanded our prospective acreage area and allowed us to maintain a six-year development plan for this area throughout 2010. Expansion of our net acres in the Marcellus Shale during 2010, coupled with our own successful Marcellus completion and offset operator success, allowed us to maintain a 10 year development plan for this area through 2010.

U.S. Securities and Exchange Commission

January 10, 2011

In connection with responding to these Comments the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) the Comments or changes to disclosure in response to these Comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert the Comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Commission have any questions or comments, please contact the undersigned at 713-739-0455 or James M. Prince of Vinson & Elkins L.L.P. at 713-758-3710.

Sincerely,

/s/ Michael A. Gerlich
Michael A. Gerlich
Vice President and Chief Financial Officer
Gastar Exploration Ltd.